UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004


09012016

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.



Roseland, New Jersey
June 25, 2009

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CASH	$ 1,907	$ -
INVESTMENTS (Notes 3 and 4):		
Participant directed investments, at fair value	1,471,024,622	1,880,990,009
Participant loans receivable	56,425,535	52,484,763
TOTAL INVESTMENTS	1,527,450,157	1,933,474,772
RECEIVABLES:		
Employer contribution receivable	52,080,540	47,648,618
Participant contribution receivable	4,649,165	4,841,646
Broker receivable for securities sold	564,755	373,959
Interest and dividends receivable	4,215,492	3,952,859
TOTAL RECEIVABLES	61,509,952	56,817,082
TOTAL ASSETS	$ 1,588,962,016	$ 1,990,291,854
LIABILITIES		
Broker payable for securities purchased	$ 22,489,165	$ 940,511
Accrued expenses	607,389	1,112,548
TOTAL LIABILITIES	$ 23,096,554	$ 2,053,059
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,565,865,462	$ 1,988,238,795

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:		
Contributions:		
Participant	$	156,377,567
Employer		52,080,540
Total contributions		208,458,107
Dividend income		17,877,857
Interest income		11,952,733
TOTAL ADDITIONS	$	238,288,697
DEDUCTIONS:		
Net depreciation in fair value of investments (Note 3)		(554,021,064)
Benefits paid to participants		(103,420,648)
Administrative and general expenses		(3,220,318)
TOTAL DEDUCTIONS	$	(660,662,030)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$	(422,373,333)
NET ASSETS AVAILABLE FOR BENEFITS —		
Beginning of year	$	1,988,238,795
End of year	$	1,565,865,462

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. ("ADP") Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor"). J.P. Morgan Chase Bank, N.A. ("J.P. Morgan") serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed Non-Highly compensated (employees earning less than $100,000 in 2007), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code ("IRC") (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan Administrator annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions ("Catch-Up Contributions") up to the amount of $5,000 for 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions"). Unless the employee elects otherwise, any employee hired on or after January 8, 2007 shall be automatically enrolled as a participant in the Plan after sixty days of employment at a deferral rate of 3% of compensation. These contributions will be invested in the J.P. Morgan Smart Retirement Fund that corresponds to their estimated retirement date. Participant contributions during the year ended December 31, 2008 include $7,740,192 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to 48% of the first 6% of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution increases to an amount equal to 58% of the first 6% of a participant's salary deferral election. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions. Effective January 1, 2009, matching employer contributions will increase to 50% of the first 6% of each participant's salary deferral election. For a participant who has contributed to the Plan for 60 months, matching employer contributions will increase to 70% of a participant's salary deferral election.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts— Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of these funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Investments in the Plan consist of various investments which include the ADP Stock Fund, the Broadridge Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.

The Seix Intermediate Bond Fund (which replaced the Bear Stearns Intermediate Bond Fund on September 19, 2008), the Montag & Caldwell Growth Fund and the American Century Small Cap Value Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues. The UBS S&P 500 Index Fund, the Barclays Russell 2000 Growth Index Fund (which replaced the Trusco Small Cap Growth Fund on December 1, 2006), the J.P. Morgan Smart Retirement Income Fund, the J.P. Morgan Smart Retirement 2010 Fund, the J.P. Morgan Smart Retirement 2015 Fund, the J.P. Morgan Smart Retirement 2020 Fund, the J.P. Morgan Smart Retirement 2030 Fund and the the J.P. Morgan Smart Retirement 2040 Fund are commingled trusts. The Western Asset Institutional Money Market Fund is a money market fund. The Artio International Equity Fund (formerly known as Julius Baer International Equity Fund) and the Legg Mason Value Trust Fund are mutual funds. The J.P. Morgan U.S. Government Short-Term Investment Fund is a money market fund used to invest residual cash and is not participant directed. Effective April 24, 2009, the Legg Mason Value Trust Fund was replaced in the Plan's investment lineup by the Columbia Dividend Value Fund.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan. Matching contributions are made pursuant to participants' individual investment elections on file as of December 31 of the respective calendar year. Effective January 1, 2009, matching contributions will be deposited into participants' accounts each pay period and will be made pursuant to their individual investment election on file at that time.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant's vested account balance is more than $1,000. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock ("Company Stock"), or as cash equivalent to the fair market value of the Company Stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2008 and 2007 amounted to $344,307 and $138,516, respectively. For the year ended December 31, 2008, amounts used to pay administrative expenses amounted to $477,162, and the amount used to reduce employer contributions was $10,597.

Participant Loans—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans are secured by the participant's interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Employee Stock Ownership Plan Component– The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant's election, dividends can be reinvested in the ESOP Component. All cash dividends are paid-out on a quarterly basis. If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

For mutual fund/money market fund investments, including Legg Mason Value Trust Fund, Artio International Equity Fund, and Western Asset Institutional Money Market Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately. Management fees for the separately managed accounts and comingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis. Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Investments—Refer to Note 4.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. At December 31, 2008 and 2007, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $41,932 and $82,642, respectively.

3. INVESTMENTS

The investments of the Plan as of December 31, 2008 and 2007 are summarized as follows:

Investments, at fair value:	2008		2007	
Seix Intermediate Bond Fund	$ 224,261,633		$ -	
Western Asset Institutional Money Market Fund	222,722,955	*	131,470,751	*
ADP Company Stock, 5,610,171 shares and 5,756,725 shares, respectively	220,704,127	*	256,346,965	*
Artio International Equity Fund	177,807,695	*	358,187,841	*
UBS S&P 500 Index Fund	106,636,478	*	163,005,977	*
Legg Mason Value Trust Fund	103,882,025	*	239,603,487	*
Montag & Caldwell Growth Fund	82,506,243		108,672,603	
Barclays Russell 2000 Growth Index Fund	75,523,766		120,392,683	*
J.P. Morgan Smart Retirement 2020 Fund	69,849,972		92,260,224	
American Century Small Cap Value Fund	46,547,214		63,073,712	
J.P. Morgan Smart Retirement 2030 Fund	46,450,359		60,607,274	
J.P. Morgan Smart Retirement 2015 Fund	32,907,097		40,773,639	
J.P. Morgan Smart Retirement 2040 Fund	22,328,124		22,087,608	
J.P. Morgan Smart Retirement 2010 Fund	21,431,996		25,994,286	
J.P. Morgan Smart Retirement Income Fund	14,484,319		13,138,290	
J.P. Morgan U.S. Government Short-Term Investment Fund	2,978,728		3,515,025	
Broadridge Company Stock, 117 shares and 1,209,538 shares, respectively	1,467		27,129,926	
Trusco Small Cap Growth Fund	424		632	
Bear Stearns Intermediate Bond Fund	-		154,729,086	
Participant loans receivable	56,425,535		52,484,763	
Total investments	$1,527,450,157		$1,933,474,772	

* Investments held that represent 5% or more of the Plan's net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix and Bear Stearns Intermediate Bond Funds, Montag & Caldwell Growth Fund and American Century Small Cap Value Fund), underlying investments are used to make such determination.

3. INVESTMENTS (continued)

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Seix Intermediate Bond Fund	$	8,802,781
Western Asset Institutional Money Market Fund		386,282
Bear Stearns Intermediate Bond Fund		244,342
Trusco Small Cap Growth Fund		(270)
J.P. Morgan Smart Retirement Income Fund		(2,636,756)
J.P. Morgan Smart Retirement 2010 Fund		(5,305,973)
Broadridge Stock Fund		(5,306,828)
J.P. Morgan Smart Retirement 2040 Fund		(9,840,246)
J.P. Morgan Smart Retirement 2015 Fund		(10,458,646)
American Century Small Cap Value Fund		(18,873,553)
J.P. Morgan Smart Retirement 2030 Fund		(22,218,864)
J.P. Morgan Smart Retirement 2020 Fund		(26,411,301)
ADP Stock Fund		(29,687,427)
Montag & Caldwell Growth Fund		(40,240,838)
Barclays Russell 2000 Growth Index Fund		(46,726,814)
UBS S&P 500 Index Fund		(60,838,300)
Legg Mason Value Trust Fund		(128,262,614)
Artio International Equity Fund		(156,646,039)
Net depreciation in fair value of investments	$	(554,021,064)

4. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157") for assets and liabilities recognized or disclosed at fair value on a recurring basis. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS No. 157 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1 Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.

Level 2 Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Fair value is determined based upon significant inputs to the valuation model that are unobservable.

4. FAIR VALUE MEASUREMENTS (continued)

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments. Level 3 investments include participant loans receivable and are valued at amortized cost, which approximates fair value.

The following table presents the investments of the Plan measured at fair value at December 31, 2008. Refer to Note 3 for additional disclosure in relation to investments.

	Level 1	Level 2	Level 3	Total
Common and Preferred Stock, REIT	$ 345,613,859	$ -	$ -	$ 345,613,859
Mutual Funds	283,360,887	-	-	283,360,887
Commingled Trusts	-	389,612,111	-	389,612,111
Money Markets	-	254,083,070	-	254,083,070
U.S. Government Securities	-	85,731,649	-	85,731,649
Mortgage-Backed Securities	-	60,254,735	-	60,254,735
Corporate Bonds	-	52,368,311	-	52,368,311
Participant Loans Receivable	-	-	56,425,535	56,425,535
Total Investments	$ 628,974,746	$ 842,049,876	$ 56,425,535	$ 1,527,450,157

The following table presents a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

Participant Loans Receivable, beginning of year	$ 52,484,763
Net borrowings less principal repayments	3,940,772
Participant Loans Receivable, end of year	$ 56,425,535

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 5,610,171 and 5,756,725 shares, respectively, of common stock of Automatic Data Processing, Inc., the sponsoring employer, with a cost basis of $207,708,988 and $210,895,785, respectively. For the year ended December 31, 2008, the Plan recorded dividend income in the amount of $6,887,814 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by J.P. Morgan. J.P. Morgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * *

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares		Current Value
ADP STOCK FUND				
Common Stock				
*AUTOMATIC DATA PROCESSING, INC. COM STK	Common Stock	5,610,171	$	220,704,127
BROADRIDGE FINANCIAL SOLUTIONS COM STK	Common Stock	117		1,467
Total Common Stock				**220,705,594**
Short-Term Investment Fund				
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,978,728		**2,978,728**
TOTAL ADP STOCK FUND			**$**	**223,684,322**
AMERICAN CENTURY SMALL CAP VALUE FUND				
Common Stock				
ABM INDUSTRIES INC COM STK	Common Stock	3,800	$	72,390
ACUITY BRANDS INC COM STK	Common Stock	2,000		69,820
ADTRAN INC COM STK	Common Stock	9,900		147,312
AGL RESOURCES	Common Stock	8,200		257,070
ALBERTO-CULVER COMPANY (NEW) COM STK	Common Stock	3,700		90,687
ALPHA NATURAL RESOURCES COM STK	Common Stock	6,400		103,616
AMERICAN EAGLE OUTFITTER COM STK	Common Stock	9,600		89,856
AMERICAN ECOLOGY CORP COM STK	Common Stock	11,500		232,645
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	19,100		133,700
AMERICAN GREETINGS CORP COM STK CLASS 'A'	Common Stock	5,200		39,364
AMERICAN ITALIAN PASTA CLASS 'A'	Common Stock	54		1,206
AMERICAN NATIONAL BANKSHARES COM STK	Common Stock	1,218		20,706
AMERIGROUP CORP COM STK	Common Stock	3,100		91,512
AMN HEALTHCARE SERVICES INC COM STK	Common Stock	6,300		53,298
AMSURG CORP COM STK	Common Stock	6,100		142,374
ANALOGIC CORP COM STK	Common Stock	4,000		109,120
ANIXTER INTERNATIONAL INC COM STK	Common Stock	3,200		96,384
APOLLO INVESTMENT CORP COM STK	Common Stock	6,900		64,239
APPLIED INDUSTRIAL TECHNOLOGIES INC COM	Common Stock	3,300		62,436
APTARGROUP INC COM STK	Common Stock	2,200		77,528
ARCH CHEMICALS INC COM STK	Common Stock	5,200		135,564
ARES CAPITAL CORP COM STK	Common Stock	64,400		407,652
ARKANSAS BEST CORP COM STK	Common Stock	5,000		150,550
ARTESIAN RESOURCES CORP CLASS 'A' COM STK	Common Stock	530		8,385
ASPEN INSURANCE HLDGS COM STK	Common Stock	4,900		118,825
ASPEN TECHNOLOGY INC COM	Common Stock	17,900		132,818
ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	29,300		121,595
ASSOCIATED BANC-CORP COM STK	Common Stock	8,600		179,998
ASSURED GUARANTY LTD COM STK	Common Stock	6,100		69,540
ASTORIA FINANCIAL CORP COM STK	Common Stock	4,800		79,104
ATC TECHNOLOGY CORP COM STK	Common Stock	3,600		52,668
ATLANTIC TELE NETWORK INC COM STK	Common Stock	8,021		212,958

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
ATMOS ENERGY CORP COM STK	Common Stock	9,791	232,047
AUTODESK INC COM STK	Common Stock	3,600	70,740
AUTOLIV INC COM STK	Common Stock	7,200	154,512
B & G FOODS HLDS COM CLASS 'A'	Common Stock	32,600	176,040
BALDWIN & LYONS INC CLASS 'B'	Common Stock	11,000	200,090
BALLY TECHNOLOGIES INC COM STK	Common Stock	8,100	194,643
BARE ESCENTUALS INC COM STK	Common Stock	10,100	52,823
BARNES GROUP INC COM STK	Common Stock	16,700	242,150
BECKMAN COULTER INC COM STK	Common Stock	2,000	87,880
BEL FUSE INC CLASS 'B' SHS	Common Stock	7,300	154,760
BELDEN INC COM STK	Common Stock	6,000	125,280
BELO CORP CLASS 'A' COM STK	Common Stock	17,300	26,988
BEMIS CO INC COM STK	Common Stock	12,600	298,368
BENCHMARK ELECTRONICS INC COM STK	Common Stock	15,000	191,550
BERRY PETROLEUM CORP CLASS 'A' COM STK	Common Stock	7,500	56,700
BJ'S WHOLESALE CLUB INC COM STK	Common Stock	2,000	68,520
BLACK BOX CORP COM STK	Common Stock	1,600	41,792
BLACK HILLS CORP COM STK	Common Stock	4,400	118,624
BOSTON PRIVATE FINANCIAL HLDGS INC COM	Common Stock	25,700	175,788
BP PRUDHOE BAY ROYALTY UNITS OF BEN INT	Common Stock	1,300	95,342
BRADY CORP 'A' NON.V	Common Stock	2,000	47,900
BRINK'S COMPANY BRINKS GROUP COM	Common Stock	3,000	80,640
BRINK'S HOME SECURITY HOLDINGS INC	Common Stock	5,000	109,600
BRISTOW GROUP INC COM STK	Common Stock	2,500	66,975
BROOKLINE BANCORP	Common Stock	10,200	108,630
CABOT MICROELECTRONICS CORP COM STK	Common Stock	1,000	26,070
CACI INTL INC CLASS A COM	Common Stock	1,600	72,144
CADENCE DESIGN SYSTEMS INC COM STK	Common Stock	17,100	62,586
CALAMOS ASSET MANAGEMENT INC COM STK	Common Stock	15,000	111,000
CALLAWAY GOLF CO COM STK	Common Stock	8,900	82,681
CARPENTER TECHNOLOGY CORP COM STK	Common Stock	5,900	121,186
CASEY'S GENERAL STORES INC COM STK	Common Stock	2,500	56,925
CATO CORP CLASS 'A' COM STK	Common Stock	9,700	146,470
CDI CORP COM STK	Common Stock	5,700	73,758
CENTRAL PAC FINL CORP COM	Common Stock	4,300	43,172
CENTRAL VERMONT PUBLIC SERVICE CORP COM	Common Stock	4,100	97,826
CERADYNE INC COM STK	Common Stock	3,400	69,054

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
CF INDUSTRIES HOLDINGS INC COM STK	Common Stock	1,700	83,572
CHESAPEAKE UTILITIES CORP COM STK	Common Stock	2,100	66,108
CHICO'S FAS INC COM STK	Common Stock	22,500	94,050
CHIPOTLE MEXICAN GRILL CLASS 'B' COM STK	Common Stock	7,400	423,946
CHRISTOPHER & BANKS CORP COM STK	Common Stock	23,700	132,720
CIMAREX ENERGY CO COM STK	Common Stock	3,900	104,442
CITIZENS REPUBLIC BANCORP INC COM STK	Common Stock	42,400	126,352
CITY NATIONAL CORP COM STK	Common Stock	2,500	121,750
CLECO CORP COM STK	Common Stock	3,200	73,056
COHERENT INC COM STK	Common Stock	1,300	27,898
COHU INC COM STK	Common Stock	3,600	43,740
COMFORT SYSTEMS USA COM STK	Common Stock	11,400	121,524
CONSOLIDATED GRAPHICS INC COM STK	Common Stock	3,200	72,448
CONTINENTAL RESOURCES INC OKLA COM STK	Common Stock	6,665	138,032
COOPER TIRE & RUBBER CO COM STK	Common Stock	11,300	69,608
CORE-MARK HLDG CO INC COM STK	Common Stock	11,300	243,176
CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	2,300	66,355
CORPORATE EXECUTIVE BOARD CO COM STK	Common Stock	8,000	176,480
COWEN GROUP INC COM STK	Common Stock	14,400	89,856
CROCS INC COM STK	Common Stock	60,342	74,824
CSS INDUSTRIES INC COM STK	Common Stock	7,000	124,180
CULLEN FROST BANKERS COM STK	Common Stock	1,900	96,292
CURTISS-WRIGHT CORP COM STK	Common Stock	3,600	120,204
CUTERA INC COM STK	Common Stock	26,000	230,620
CYMER INC COM STK	Common Stock	3,800	83,258
CYTEC INDUSTRIES INC COM STK	Common Stock	8,600	182,492
D & E COMMUNICATIONS INC COM STK	Common Stock	11,100	74,370
DANA HOLDING CORP	Common Stock	28,200	20,868
DHT MARITIME INC COM STK	Common Stock	84,500	468,130
DOLLAR TREE INC COM STK	Common Stock	1,500	62,700
DRESS BARN INC COM STK	Common Stock	8,900	95,586
DSW INC COM STK CLASS 'A'	Common Stock	7,600	94,696
ELECTRO SCIENTIFIC INDUSTRIES INC COM ST	Common Stock	19,900	135,121
ELECTRONICS FOR IMAGING INC COM STK	Common Stock	22,000	210,320
EMCOR GROUP COM STK	Common Stock	7,600	170,468
EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	21,509	378,558
EMULEX CORP COM STK	Common Stock	25,800	180,084
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	21,600	33,696
ERIE INDEMNITY CO CLASS 'A' COM STK	Common Stock	8,300	312,329

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
ESTERLINE TECHNOLOGIES CORP COM STK	Common Stock	2,000	75,780
FARMER BROS CO COM STK	Common Stock	3,800	94,772
FEDERATED INVESTORS INC COM STK CLASS 'B'	Common Stock	18,000	305,280
FIRST FINANCIAL NORTHWEST INC COM STK	Common Stock	6,072	56,712
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	18,200	192,377
FIRST MIDWEST BANCORP COM STK	Common Stock	6,200	123,814
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	2,500	40,425
FIRSTMERIT CORP COM STK	Common Stock	3,800	78,242
FNB CORP PA COM STK	Common Stock	5,200	68,640
FRED'S INC CLASS 'A' COM STK	Common Stock	9,500	102,220
FRONTIER OIL CORP COM STK	Common Stock	11,700	147,771
FULLER (H.B.) CO COM STK	Common Stock	11,500	185,265
FULTON FINANCIAL CORP COM STK	Common Stock	32,800	315,536
G & K SERVICES INC CLASS'A' COM STK	Common Stock	3,700	74,814
GATX CORP COM STK	Common Stock	2,600	80,522
GENCO SHIPPING & TRADING LIMITED COM STK	Common Stock	9,400	139,120
GENERAL CABLE CORP COM STK	Common Stock	3,100	54,839
GENTEX CORP COM STK	Common Stock	7,100	62,693
GLATFELTER (P.H.) CO COM STK	Common Stock	9,100	84,630
GLOBAL INDUSTIRES COM STK	Common Stock	113,000	394,370
GRANITE CONSTRUCTION COM STK	Common Stock	3,200	140,576
GREAT PLAINS ENERGY INC COM STK NPV	Common Stock	27,100	523,843
GRIFFON CORP COM STK	Common Stock	21,600	201,528
HAMPTON ROADS BANKSHARES INC COM STK	Common Stock	9,600	83,232
HANMI FINANCIAL CORP COM STK	Common Stock	20,300	41,818
HANOVER INSURANCE GROUP INC COM STK	Common Stock	4,600	197,662
HATTERAS FINANCIAL CORP	Common Stock	4,700	125,020
HAWK CORP COM STK	Common Stock	5,300	87,980
HAWKINS INC COM STK	Common Stock	8,700	133,023
HAYNES INTERNATIONAL INC COM STK	Common Stock	6,900	169,878
HCC INSURANCE HLDG COM STK	Common Stock	25,100	671,425
HEARST ARGYLE TELEVISION INC SER 'A' COM	Common Stock	10,600	64,236
HEARTLAND EXPRESS INC COM STK	Common Stock	4,000	63,040
HEIDRICK & STRUGGLES COM STK	Common Stock	2,800	60,312
HELEN OF TROY COM STK	Common Stock	4,200	72,912
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	23,900	173,036
HERITAGE FINANCIAL CORP COM STK	Common Stock	6,147	75,301
HFF INC COM STK	Common Stock	11,700	28,665
HORMEL FOODS CORP COM STK	Common Stock	3,700	114,996

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
HUB GROUP INC CLASS 'A' COM SHS	Common Stock	2,700	71,631
HUBBELL INC CLASS 'B'	Common Stock	3,600	117,648
HUGOTON RTY TR TEX UNIT BEN INT	Common Stock	6,300	101,115
ICU MEDICAL INC COM STK	Common Stock	5,300	175,642
IDEX CORP COM STK	Common Stock	8,200	198,030
INSIGHT ENTERPRISE INC COM STK	Common Stock	7,600	52,440
INTELLON CORP COM	Common Stock	29,539	74,143
INTER PARFUMS INC COM STK	Common Stock	8,994	69,074
IOWA TELECOMMUNICATIONS SVCS INC COM STK	Common Stock	7,400	105,672
IPC HLDGS COM STK	Common Stock	4,500	134,550
J & J SNACK FOODS CORP COM STK	Common Stock	4,700	168,636
JACK IN THE BOX INC COM STK	Common Stock	4,200	92,778
JACOBS ENGINEERING GROUP INC COM STK	Common Stock	2,000	96,200
JAKKS PACIFIC INC COM STK	Common Stock	3,000	61,890
JOURNAL COMMUNICATIONS INC COM STK	Common Stock	49,600	121,520
K-FED BANCORP COM STK	Common Stock	1,653	10,745
KADANT INC COM STK	Common Stock	6,500	87,620
KAISER ALUMINUM CORP COM STK	Common Stock	2,900	65,308
KAMAN CORP	Common Stock	7,400	134,162
KAYDON CORP COM STK	Common Stock	4,300	147,705
KBR INC COM STK	Common Stock	5,700	86,640
KENNAMETAL INC CAP STK	Common Stock	8,800	195,272
KEY ENERGY SERVICES INC COM STK	Common Stock	16,700	73,647
KEYCORP COM STK	Common Stock	12,200	103,944
KHD HUMBOLDT WEDAG INTERNATIONAL	Common Stock	10,300	115,051
KINDRED HEALTHCARE INC COM STK	Common Stock	5,100	66,402
LANCASTER COLONY CORP COM STK	Common Stock	2,000	68,600
LAWSON PRODUCTS INC COM STK	Common Stock	3,700	84,545
LEXMARK INTERNATIONAL INC CLASS 'A' COM ST	Common Stock	5,600	150,640
LIFEPOINT HOSPITALS INC COM STK	Common Stock	5,400	123,336
LINCOLN ELECTRIC HLDS INC COM STK	Common Stock	2,800	142,604
LITTELFUSE INC COM STK	Common Stock	4,100	68,060
LSI INDUSTRIES COM STK	Common Stock	26,700	183,429
LUFKIN INDUSTRIES INC COM STK	Common Stock	1,426	49,197
MAGELLAN HEALTH SERVICES INC	Common Stock	10,800	422,928
MARSHALL & ILSLEY CORP NEW COM STK	Common Stock	8,600	117,304
MATRIXX INITATIVES INC	Common Stock	7,680	126,643
MATTSON TECHNOLOGY INC COM STK	Common Stock	19,200	27,072
MAX CAPITAL GROUP COM STK	Common Stock	8,500	150,450

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
MAXIMUS INC COM STK	Common Stock	2,000	70,220
MCCLATCHY CO CLASS 'A' COM STK	Common Stock	12,300	9,840
MCG CAPITAL CORP COM STK	Common Stock	101,304	71,926
MDC HLDGS INC COM STK	Common Stock	2,200	66,660
MEDQUIST INC COM STK	Common Stock	6,248	12,808
MEMC ELECTRONICS MATERIALS INC COM STK	Common Stock	8,300	118,524
MENS WEARHOUSE INC COM STK	Common Stock	8,500	115,090
MERCER INSURANCE GROP INC COM STK	Common Stock	9,774	123,543
MESABI TRUST CERTS BNF INT	Common Stock	8,600	74,562
MGE ENERGY INC COM STK	Common Stock	2,400	79,200
MINERALS TECHNOLOGIES INC COM STK	Common Stock	3,400	139,060
MKS INSTRUMENTS INC COM STK	Common Stock	3,300	48,807
MOLEX INC COM STK	Common Stock	6,500	94,185
MOOG INC CLASS 'A' (LIM.V)	Common Stock	4,100	149,937
MPS GROUP INC COM STK	Common Stock	11,000	82,830
MUELLER INDUSTRIES INC COM STK	Common Stock	16,600	416,328
MUELLER WATER PRODUCTS INC COM STK	Common Stock	14,000	118,160
MVC CAPITAL INC COM	Common Stock	5,000	54,850
NATIONAL BANKSHARES INC COM STK	Common Stock	3,240	62,953
NATIONAL FINANCIAL PARTNERS COM STK	Common Stock	5,200	15,808
NATIONAL HEALTH CARE CORP COM STK	Common Stock	4,500	227,880
NEUSTAR INC-CLASS COM STK	Common Stock	8,200	156,866
NICOR INC COM STK	Common Stock	1,500	52,110
NORTH AMERICAN ENERGY PARTNERS COM NPV	Common Stock	24,000	80,160
NORWOOD FINANCIAL CORP COM STK	Common Stock	272	7,480
OBAGI MEDICAL PRODUCTS INC COM STK	Common Stock	15,600	116,376
OCEANFREIGHT INC COM STK	Common Stock	15,500	46,035
OLD NATIONAL BANCORP (INDIANA) COM STK	Common Stock	3,500	63,560
OLIN CORP COM STK	Common Stock	9,300	168,144
OM GROUP INC COM STK	Common Stock	5,200	109,772
ONEBEACON INSURANCE GROUP LTD CLASS 'A' CO	Common Stock	16,100	168,084
PAR PHARMACEUTICAL	Common Stock	3,600	48,276
PARAMETRIC TECHNOLOGY CORP NEW COM STK	Common Stock	50,300	636,295
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	5,200	98,592
PATRIOT CAPITAL FUNDING INC COM STK	Common Stock	27,000	98,280
PC CONNECTION COM STK	Common Stock	18,379	94,101
PENNANTPARK INVESTMENT CORPORATION COM	Common Stock	22,600	81,586
PENSKE AUTOMOTIVE GROUP INC COM STK	Common Stock	9,300	71,424
PEROT SYSTEMS CLASS 'A' COM STK	Common Stock	6,800	92,956

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
PETROHAWK ENERGY CORP COM	Common Stock	13,500	211,005
PHARMACEUTICAL PRODUCT DEVELOPMENT COM	Common Stock	2,700	78,327
PHOENIX COMPANIES INC COM STK	Common Stock	8,500	27,795
PLANTRONICS INC COM STK	Common Stock	4,800	63,360
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	4,900	176,792
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	5,700	110,979
PROASSURANCE CORP COM STK	Common Stock	2,400	126,672
PROSPECT CAPITAL CORP COM STK	Common Stock	1,700	20,349
PROVIDENT BANKSHARES CORP COM STK	Common Stock	7,600	73,416
PROVIDENT FINANCIAL SERVICES INC COM STK	Common Stock	7,700	117,810
PUGET ENERGY COM STK NPV	Common Stock	4,500	122,715
RACKABLE SYSTEMS INC COM STK	Common Stock	11,100	43,734
RALCORP HOLDINGS INC COM STK	Common Stock	1,100	64,240
RAYONIER INC COM STK	Common Stock	4,500	141,075
RC2 CORP COM STK	Common Stock	3,900	41,613
RED ROBIN GOURMET BURGERS INC COM STK	Common Stock	9,700	163,251
REGAL BELOIT CORP COM STK	Common Stock	3,400	129,166
REGIS CORP COM STK	Common Stock	4,100	59,573
RENT-A-CENTER INC COM STK	Common Stock	5,500	97,075
ROBBINS & MYERS INC COM	Common Stock	8,200	132,594
ROGERS CORP CAP STK	Common Stock	4,700	130,519
RTI INTERNATIONAL METALS INC COM STK	Common Stock	5,200	74,412
RUBY TUESDAY INC COM	Common Stock	30,400	47,424
RUDOPLH TECHNOLOGIES INC COM STK	Common Stock	14,400	50,832
SCHIFF NUTRITION INTERNATIONAL INC CLASS	Common Stock	20,900	124,773
SCHNITZER STEEL COM STK CLASS 'A'	Common Stock	3,200	120,480
SEMTECH CORP COM STK	Common Stock	5,500	61,985
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	3,000	71,640
SEPRACOR INC COM STK	Common Stock	12,200	133,956
SIMPSON MFG CO INC COM STK	Common Stock	2,700	74,952
SKYWEST INC COM STK	Common Stock	5,600	104,160
SMUCKER (J.M.) CO COM STK	Common Stock	2,900	125,744
SOUTHWEST GAS CORP COM STK	Common Stock	2,700	68,094
SPORT SUPPLY GROUP INC (DELAWARE) COM ST	Common Stock	15,211	106,477
ST MARY LAND & EXPLORATION COM STK	Common Stock	9,200	186,852
STAGE STORES INC COM STK	Common Stock	9,500	78,375
STEINER LEISURE COM STK	Common Stock	2,300	67,896
STERIS CORP COM STK	Common Stock	2,000	47,780
STERLING BANCSHARES INC COM STK	Common Stock	34,900	212,192

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
STERLING CONSTR INC COM	Common Stock	3,500	64,890
SUSQUEHANNA BANCHARE COM STK	Common Stock	4,200	66,822
SYBASE INC COM STK	Common Stock	18,200	450,814
SYKES ENTERPRISES INC COM STK	Common Stock	4,800	91,776
SYNOPSYS INC COM STK	Common Stock	10,000	185,200
SYNOVUS FINANCIAL CORP COM STK	Common Stock	21,900	181,770
TCF FINANCIAL COM STK	Common Stock	5,100	69,666
TECH DATA CORP COM STK	Common Stock	5,100	90,984
THOMAS & BETTS CORP COM STK	Common Stock	4,500	108,090
THQ INC COM STK	Common Stock	31,600	132,404
TRADESTATION GROUP INC COM STK	Common Stock	23,700	152,865
TRIUMPH GROUP INC COM STK	Common Stock	4,200	178,332
TRUE RELIGION APPAREL INC COM STK	Common Stock	7,100	88,324
TUPPERWARE BRANDS CORP COM STK	Common Stock	2,800	63,560
UCBH HLDGS INC COM STK	Common Stock	11,400	78,432
ULTICOM INC COM STK	Common Stock	85,716	437,152
UNITED FIRE & CASUALTY CO COM STK	Common Stock	3,400	105,638
UNITED SECURITY BANCSHARES COM STK	Common Stock	745	14,885
UNITIL CORP COM STK	Common Stock	3,400	70,210
UNITRIN COM STK	Common Stock	7,700	122,738
UNIVERSAL CORP COM STK	Common Stock	2,700	80,649
UNIVERSAL HEALTH SERVICES INC CLASS 'B' CO	Common Stock	2,800	105,196
US PHYSICAL THERAPY COM STK	Common Stock	13,300	177,289
UTAH MEDICAL PRODUCTS COM STK	Common Stock	6,900	151,455
UTI WORLDWIDE INC ORD	Common Stock	10,600	152,004
VALASSIS COMMUNICATIONS INC COM STK	Common Stock	2,100	2,772
VALUE LINE INC COM STK	Common Stock	2,812	97,070
VARIAN SEMICONDUCT EQUIP ASSOCK INC COM	Common Stock	15,500	280,860
VCA ANTECH INC COM STK	Common Stock	3,600	71,568
VECTREN CORP COM	Common Stock	5,100	127,551
VERIGY LTD COM	Common Stock	16,200	155,844
VILLAGE SUPER MARKET INC CLASS 'A' COM STK	Common Stock	2,900	166,431
VISHAY INTL	Common Stock	30,400	103,968
WABTEC CORPORATIONCOM	Common Stock	1,800	71,550
WADDELL & REED FINANCIAL INC CLASS 'A' COM STK	Common Stock	31,600	488,536
WASHINGTON BANKING CO COM STK	Common Stock	6,528	56,794
WASHINGTON FEDERAL INC COM STK	Common Stock	10,100	151,096
WATSON WYATT WORLDWIDE INC CLASS 'A' COM	Common Stock	1,500	71,730
WD-40 CO COM STK	Common Stock	2,000	56,580

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
WEBSTER FINANCIAL COR COM STK	Common Stock	22,000		303,160
WEIS MARKETS INC COM STK	Common Stock	9,700		326,211
WERNER ENTERPRISES INC OM STK	Common Stock	5,100		88,434
WESCO INTERNATIONAL INC COM STK	Common Stock	7,800		149,994
WESTAR ENERGY INC COM STK	Common Stock	7,400		151,774
WEYCO GROUP COM STK	Common Stock	4,400		145,420
WGL HLDGS INC COM STK	Common Stock	4,500		147,105
WHITNEY HLDGS CORP COM STK	Common Stock	13,900		222,261
WILMINGTON TRUST CORP COM STK	Common Stock	10,900		242,416
WMS INDUSTRIES COM STK	Common Stock	3,700		99,530
WOLVERINE WORLD WIDE INC COM STK	Common Stock	9,300		195,672
YOUNG INNOVATIONS INC COM STK	Common Stock	31,964		492,246
ZEBRA TECHNOLOGIES CLASS 'A' COM STK	Common Stock	267		5,409
ZIONS BANCORP COM STK	Common Stock	8,700		213,237
Total Common Stock			$	39,678,377
Preferred Stock				
ASHFORD HOSPITALITY TRUST INC	Preferred Stock	5,400	$	33,480
ASPEN INSURANCE	Preferred Stock	32,700		1,373,400
DIGITAL REALTY TRUST INC CUM CNV PRF SHS	Preferred Stock	8,300		167,556
ENTERTAINMENT PROPERTY TRUST CUM CNV PRE	Preferred Stock	5,200		92,040
HUNTINGTON BANCSHARES INC NON-CUM CNV PE	Preferred Stock	228		177,612
LEXINGTON REALITY TRUST	Preferred Stock	3,300		52,899
MIDWEST BANC HLDS PRF CNV SER 'A'	Preferred Stock	8,400		107,016
NATIONAL RETAIL PROPERTIES INC	Preferred Stock	12,400		204,600
ODYSSEY RE HOLDINGS CORP	Preferred Stock	5,800		108,460
PS BUSINESS PARKS INC CALIF DEP SHS REP	Preferred Stock	11,511		212,723
UNIVERSAL CORP	Preferred Stock	176		120,780
Total Preferred Stock			$	2,650,566
REIT				
CAPSTEAD MTGE CORP COM STK	REIT	14,400	$	155,088
GETTY REALTY CORP COM STK	REIT	400		8,424
HEALTHCARE REALTY TRUST INC COM STK	REIT	5,700		133,836
MACK CALI REALITY CORP COM STK	REIT	2,700		66,150
MFA FINANCIAL INC COM STK	REIT	57,800		340,442
NATIONAL HEALTH INVESTORS COM STK	REIT	4,500		123,435
NATL RETAIL PPTYS COM	REIT	6,600		113,454
REALTY INCOME CORP COM STK	REIT	4,300		99,545
SENIOR HOUSING PROPERTIES TRUST SHS	REIT	8,600		154,112
Total REIT			$	1,194,486

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Cash Equivalents			
Short-Term Investment Fund			
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,352,618	$ 1,352,618
Total Cash Equivalents			**$ 1,352,618**
Investment Companies			
Mutual Funds			
HIGHLAND DISTRESSED OPPORTUNITIES I COM	Mutual Funds	21,100	$ 45,365
ISHARES TRUST RUSSELL 2000 VALUE INDEX FUND	Mutual Funds	17,400	857,298
ISHARES TRUST RUSSELL 2000 VALUE IDX FD	Mutual Funds	7,700	378,609
ISHARES TRUST S&P SMALLCAP 600 INDEX FUN	Mutual Funds	4,300	189,200
ISHARES TRUST S&P 600 VALUE INDX FUND	Mutual Funds	4,100	200,695
Total Investment Companies			**$ 1,671,167**
TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			**$ 46,547,214**
UBS S&P 500 INDEX FUND	Commingled Trust	8,808,564	**$ 106,636,478**
ARTIO INTERNATIONAL EQUITY FUND	Mutual Fund	7,236,780	**$ 177,807,695**
MONEY MARKET FUND			
Western Asset Institutional Money Market Fund	Money Market	222,722,955	**$ 222,722,955**
LEGG MASON VALUE TRUST FUND	Mutual Fund	3,452,377	**$ 103,882,025**

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Description	Rate of Interest	Maturity Date	Par Value	Current Value
SEIX INTERMEDIATE BOND FUND				
Government Bonds				
UNITED STATES OF AMER TREAS NOTES	4.63 %	11/15/2016	$ 3,500,000	$ 4,132,187
UNITED STATES OF AMER TREAS NOTES	4.00%	8/15/2018	8,803,000	10,165,405
UNITED STATES TREAS NOTES	2.50%	3/31/2013	19,475,000	20,635,885
US TREAS NTS	4.00%	4/15/2010	22,030,000	23,096,208
US TREAS NTS	4.88%	4/30/2011	20,316,000	22,273,000
USA TREASURY NTS	1.38%	7/15/2018	5,778,000	5,428,964
Total Government Bonds				$ 85,731,649
Mortgage-Backed Security Bonds				
FED NATL MORT ASSC	5.50%	11/1/2028	6,271,605	$ 6,441,385
FHLMC GOLD SINGLE FAMILY	5.50%	1/15/2024	620,000	638,212
FHLMCGLD MORTPASS	5.50%	10/1/2022	20,814,198	21,467,708
FHLMCGLD MORTPASS	5.00%	11/1/2038	3,492,831	3,573,206
FNMA MORTPASS	4.50%	4/1/2023	1,491,272	1,526,423
FNMA MORTPASS	5.50%	7/1/2026	2,170,795	2,230,412
FNMA MORTPASS	5.00%	7/1/2028	209,269	214,279
FNMA MORTPASS	5.00%	5/1/2038	8,122,253	8,301,542
FNMA MORTPASS	5.00%	11/1/2023	1,593,462	1,637,994
FNMA MORTPASS	5.00%	11/1/2028	1,493,870	1,529,639
FNMA MORTPASS	6.00%	10/1/2028	3,442,156	3,549,315
GNMA I MORTPASS	6.00%	11/15/2038	3,240,424	3,349,253
GNMA II MORTPASS	3.50%	5/20/2019	958,170	943,526
Total Mortgage-Backed Security Bonds				$ 55,402,894
Corporate Bonds				
ABBOTT LABS	5.60%	11/30/2017	1,283,000	$ 1,388,436
AIG SUNAMERICA GLOBAL FINANCING VI	6.30%	5/10/2011	439,000	377,483
AIR PRODUCTS & CHEMICALS INC	4.15%	2/1/2013	369,000	354,288
ALABAMA POWER CO.	5.80%	11/15/2013	477,000	496,435
ALLSTATE LIFE GLOBAL FLTG RATE NTS	FLOATING	2/26/2010	1,750,000	1,593,226
AMERICAN EXPRESS CO NT	6.15%	8/28/2017	774,000	746,181
ASTRAZENECA	5.90%	9/15/2017	2,280,000	2,423,031
AT&T INC	5.10%	9/15/2014	2,130,000	2,093,762
BANK OF AMERICA CORP	5.65%	5/1/2018	1,220,000	1,227,239
BANK OF NEW YORK MELLON CORP	4.95%	11/1/2012	1,117,000	1,134,053
BERKSHIRE HATHAWAY FINANCE CORP	4.60%	5/15/2013	531,000	530,990
BOEING CO	5.13%	2/15/2013	849,000	848,176
BP CAPITAL MARKETS	5.25%	11/7/2013	1,015,000	1,059,595
CENTERPOINT ENERGY INC	4.97%	8/1/2014	140,000	137,306

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Description	Rate of Interest	Maturity Date	Par Value	Current Value
SEIX INTERMEDIATE BOND FUND (Con't)				
Corporate Bonds (Con't)				
CENTERPOINT ENERGY INC	5.170%	8/1/2019	$ 40,000	$ 40,352
CISCO SYSTEMS INC	5.500%	2/22/2016	1,522,000	1,612,066
CITIGROUP INC	6.125%	5/15/2018	628,000	634,985
CME GROUP INC	5.400%	8/1/2013	589,000	585,065
CREDIT SUISSE FIRST BOSTON (USA) INC	6.500%	1/15/2012	1,488,000	1,521,946
DIAGEO	5.200%	1/30/2013	398,000	391,640
DUKE ENERGY CAROLINAS LLC	7.000%	11/15/2018	166,000	191,579
DUPONT INSTRUMENTS CORP	5.000%	7/15/2013	616,000	619,706
GENERAL DYNAMICS CORP	5.250%	2/1/2014	325,000	333,067
GENERAL ELECTRIC CO	5.000%	2/1/2013	6,339,000	6,410,574
GENERAL ELECTRIC CO	5.250%	12/6/2017	480,000	478,535
GEORGIA POWER CO	6.000%	11/1/2013	234,000	245,966
GLAXOSMITHLKLINE CAPITAL INC	5.650%	5/15/2018	906,000	951,597
GOLDMAN SACHS GROUP INC	6.150%	4/1/2018	853,000	819,700
HEWLETT-PACKARD CO	4.500%	3/1/2013	339,000	344,113
INTERNATIONAL BUS MACH CORP	7.625%	10/15/2018	1,525,000	1,828,772
JPMORGAN CHASE & CO SR NT	6.000%	1/15/2018	1,138,000	1,201,186
KIMBERLY-CLARK CORP	7.500%	11/1/2018	192,000	226,091
MERRILL LYNCH & CO INC	6.150%	4/25/2013	1,320,000	1,307,973
METLIFE INC	6.817%	8/15/2018	193,000	183,814
MONUMENTAL GLOBAL FUNDING II	3.900%	6/15/2009	1,750,000	1,736,366
NUCOR CORP	5.850%	6/1/2018	113,000	109,659
NYSE EURONEXT INC	4.800%	6/28/2013	719,000	697,397
ORACLE CORP	5.750%	4/15/2018	830,000	868,153
PEPSICO INC	7.900%	11/1/2018	441,000	540,510
PRAXAIR INC	4.625%	3/30/2015	912,000	918,035
PROCTER & GAMBLE CO	4.600%	1/15/2014	745,000	780,688
PROTECTIVE LIFE SECD TR	4.000%	10/7/2009	1,750,000	1,692,180
SOUTHERN CALIF EDISON CO IST MTGBDS	5.750%	3/15/2014	651,000	682,208
UNITED TECHNOLOGIES CORP	6.125%	2/1/2019	893,000	955,415
VERIZON COMMUNICATIONS INC	5.250%	4/15/2013	500,000	501,913
VERIZON COMMUNICATIONS INC	5.550%	2/15/2016	813,000	794,316
VERIZON COMMUNICATIONS INC	8.750%	11/1/2018	760,000	891,649
WAL-MART STORES INC	4.550%	5/1/2013	1,638,000	1,695,874
WAL-MART STORES INC	5.800%	2/15/2018	2,133,000	2,360,271
WALGREEN CO.	4.875%	8/1/2013	470,000	484,035
WELLS FARGO & CO	5.625%	12/11/2017	611,000	637,442
WELLS FARGO COMPANY	4.375%	1/31/2013	1,719,000	1,683,272
Total Corporate Bonds				$ 52,368,311

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Description	Rate of Interest	Maturity Date	Par Value	Current Value
SEIX INTERMEDIATE BOND FUND (Con't)				
CMO/REMIC				
ALTERNATIVE LOAN TRUST 2005	5.500%	1/25/2036	$ 0	$ -
GINNIE MAE 2005	4.500%	8/20/2035	1,117,078	1,131,399
Total CMO/REMIC				$ 1,131,399
Commercial Mortgage-Backed Bonds				
ASSET SECURITIZATION CORPORATION	FLOATING	11/13/2029	67,481	$ 71,984
BANC AMERIC COML MTG INC	5.182%	9/10/2047	1,000,000	819,584
BEAR STEARNS COML MTG SECS TR 2007	5.736%	6/11/2050	386,000	261,175
CD 2005 C1 COMMERICAL MORTGAGE	5.230%	7/15/2044	760,000	630,405
COMMERCIAL MTG PASS-THRU FRN	FLOATING	6/10/2044	66,000	54,051
CFB MORTGAGE SECS. CORPN	6.505%	2/15/2034	120,239	118,158
GE CAP COMMERCIAL	4.970%	8/11/2036	597,254	572,190
JP MORGAN CHASE COMM MTG SECS CORP	7.371%	8/15/2032	183,929	183,515
1345 AVENUE OF THE AMERICAS TR	7.459%	9/3/2015	968,000	1,009,380
Total Commercial Mortgage-Backed Bonds				$ 3,720,442
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	25,431,939	$ 25,431,938
Total Short-Term Investment Fund				$ 25,431,938
Certificate of Deposit				
PNC BANK NA CERTIFICATE OF DEPOSIT	FLOATING	2/23/2009	475,000	475,000
Total Discounted Notes				$ 475,000
TOTAL SEIX INTERMEDIATE BOND FUND				$ 224,261,633

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares		Current Value
MONTAG & CALDWELL GROWTH FUND				
Common Stock				
ABBOTT LABORATORIES COM STK	Common Stock	70,100	$	3,741,237
ALLERGAN INC COM STK	Common Stock	46,000		1,854,720
APPLE INC COM STK NPV	Common Stock	37,300		3,183,555
CAMERON INTERNATIONAL CORP COM STK	Common Stock	77,800		1,594,900
COCA-COLA CO COM STK	Common Stock	84,700		3,834,369
COLGATE-PALMOLIVE CO COM STK	Common Stock	34,800		2,385,192
COSTCO WHOLESALE CORP COM STK	Common Stock	42,400		2,226,000
CVS CAREMARK CORP COM STK	Common Stock	80,300		2,307,822
DEVON ENERGY CORP (NEW) COM STK	Common Stock	24,900		1,636,179
EMERSON ELECTRIC CO COM STK	Common Stock	68,000		2,489,480
FLUOR CORP (NEW) COM STK	Common Stock	70,900		3,181,283
GILEAD SCIENCES INC COM STK	Common Stock	66,900		3,421,266
GOOGLE INC COM STK	Common Stock	11,295		3,474,906
HALLIBURTON CO COM STK	Common Stock	94,800		1,723,464
HEWLET PACKARD CO COM	Common Stock	97,000		3,520,130
JOHNSON CONTROLS INC COM STK	Common Stock	75,800		1,376,528
JUNIPER NETWORKS COM STK	Common Stock	147,200		2,577,472
MCDONALD'S CORP COM STK	Common Stock	62,400		3,880,656
NIKE INC CLASS 'B' COM STK NPV	Common Stock	53,800		2,743,800
NORTEL NETWORKS CORP COM	Common Stock	2		1
OCCIDENTAL PETROLEUM CORP COM	Common Stock	33,100		1,985,669
PEPSICO INC CAP STK	Common Stock	55,300		3,028,781
PROCTER & GAMBLE CO COM STK	Common Stock	63,505		3,925,879
QUALCOMM INC COM	Common Stock	108,100		3,873,223
RESEARCH IN MOTION COM NPV	Common Stock	37,300		1,513,634
SCHERING-PLOUGH CORP COM STK	Common Stock	152,200		2,591,966
SCHLUMBERGER COM STK	Common Stock	62,500		2,645,625
SCHWAB (CHARLES) COR COM STK	Common Stock	166,800		2,697,156
STRYKER CORP COM STK	Common Stock	55,000		2,197,250
WAL-MARK STORES INC COM STK	Common Stock	74,100		4,154,046
WELLS FARGO & CO COM STK	Common Stock	54,900		1,618,452
Total Common Stock			**$**	**81,384,641**
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,121,602	$	1,121,602
Total Short-Term Investment Fund			**$**	**1,121,602**
TOTAL MONTAG & CALDWELL GROWTH FUND			**$**	**82,506,243**
TRUSCO SMALL CAP GROWTH FUND				
Common Stock				
TICC CAPITAL CORP COM	Common Stock	51	$	194
Total Common Stock			**$**	**194**
Short Term Investment Fund:				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	230	$	230
Total Short-Term Investment Fund			**$**	**230**
TOTAL TRUSCO SMALL CAP GROWTH FUND			**$**	**424**

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Description	Number of Shares		Current Value
Retirement Income				
J.P. MORGAN SMART RETIREMENT INCOME	Commingled Trust	1,481,014	$	14,484,319
Retirement 2010				
J.P. MORGAN SMART RETIREMENT 2010	Commingled Trust	2,180,264	$	21,431,996
Retirement 2015				
J.P. MORGAN SMART RETIREMENT 2015	Commingled Trust	3,460,263	$	32,907,097
Retirement 2020				
J.P. MORGAN SMART RETIREMENT 2020	Commingled Trust	7,391,531	$	69,849,972
Retirement 2030				
J.P. MORGAN SMART RETIREMENT 2030	Commingled Trust	5,195,790	$	46,450,359
Retirement 2040				
J.P. MORGAN SMART RETIREMENT 2040	Commingled Trust	2,525,806	$	22,328,124
Growth Index Fund				
'BARCLAYS RUSSELL 2000 GROWTH INDEX FUND	Commingled Trust	13,134,568	$	75,523,766
Total Investment Funds			$	1,471,024,622
*Participant loans receivable - with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.25% to 10.5% collateralized by the participant's vested interest in the account balance. The loan maturity dates range from 2009 to 2032				56,425,535
TOTAL INVESTMENTS			$	1,527,450,157

(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accountanting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 25, 2009



James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-110395, 333-75468, 333-90540 and 333-146565 of Automatic Data Processing Inc. Retirement and Savings Plan on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Automatic Data Processing Inc. Retirement and Savings Plan for the year ended December 31, 2008.

J.H. Cohn LLP

Roseland, New Jersey
June 25, 2009